  EXHIBIT 99.3

FSD PHARMA

PRODUCED BY:

AGMCONNECT

SPECIAL MEETING OF SECURITYHOLDERS

MONDAY
20
NOVEMBER 2023
1:00PM (EST)

You can attend the meeting virtually using the login credentials below at:

https://app.agmconnect.com

VOTER ID:
MEETING ACCESS CODE:

All information related to the meeting can be found at
www.agmconnect.com/fsdpharma2023/

NOTE TO VOTER

To be valid, your form of proxy must be received no later than **1:00PM (EDT)** on **Thursday, November 16, 2023.**

- DETACH HERE - - DETACH HERE - - DETACH HERE -

This proxy is solicited on behalf of the management of FSD PHARMA INC. (the "Company"). The undersigned, being the holder of a Class A Share, Class B Share, or Distribution Warrant of the Company hereby appoints, Zeeshan Saeed, Chief Executive Officer & Co-Chairman of the Company, or failing him, Nathan Coyle, Chief Financial Officer of the Company, or instead of either of them:

Name: ______________________________, and Email: ______________________________,

as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the **special meeting of the FSD Pharma Securityholders** to be held on NOVEMBER 20, 2023 at 1:00PM EST (the "**Meeting**"), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Company recorded in the name of the undersigned as specified herein.

	FOR	AGAINST
1. Arrangement Resolution To consider and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set out in Schedule "A" to the accompanying management information circular dated October 16, 2023 (the "Circular"), to approve a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Company, the FSD Pharma Securityholders and Celly Nutrition Corp.	☐	☐

This proxy revokes & supercedes all proxies of earlier date.

DATED this ___ day of ___________, 2023

Number of Class A Shares: ______________________

Number of Class B Shares: ______________________

Number of Distribution Warrants: ______________________

____
Signature of FSD Pharma Securityholder

____
Name of FSD Pharma Securityholder (Please Print)

Voter Information Sheet

AGMCONNECT

ATTENDING THE MEETING

REGISTERED HOLDER *Your FSD Pharma Securities are registered in your name in the Company's register.*	***BENEFICIAL OWNER*** *Your FSD Pharma Securities are held by a nominee, such as a securities broker, in your favour.*
BY INTERNET: Login to https://app.agmconnect.com using your unique login credentials found on the reverse page. Click 'JOIN MEETING'. **BY PHONE:** Call AGM Connect at +1 855 839 3715	***1) Appoint yourself or another as your proxy by either:*** *- Appointing and filling out the form at: https://app.agmconnect.com* *- Mailing in provided envelope, including the proxy form below* *- Scan & email the proxy below to: voteproxy@agmconnect.com* ***2) Contact AGM Connect: +1 855 839 3715*** ***3) Join the virtual meeting** via https://app.agmconnect.com*

VOTE YOUR FSD PHARMA SECURITIES

All FSD Pharma Securityholders are encouraged to vote by proxy ahead of the AGM

Proxies may be voted:

- Online via https://app.agmconnect.com
- by completing and returning the lower portion of this proxy form
- by calling AGM Connect at +1.855 839 3715

You can vote and access the meeting via:

... computer

... Smartphone or Tablet

calling: +1.855.839.3715

- DETACH HERE - - DETACH HERE - - DETACH HERE -

NOTES AND INSTRUCTIONS

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

1. The FSD Pharma Securities represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting.
2. Each FSD Pharma Securityholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a FSD Pharma Securityholder.
3. Each FSD Pharma Securityholder must sign this proxy. Please date the proxy. If the FSD Pharma Securityholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.
4. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the FSD Pharma Securityholders.
5. If the FSD Pharma Securityholder appoints any of the persons above, including persons other than Management Designees, as proxy to attend and act at the meeting:
   (a) the FSD Pharma Securities represented by the proxy will be voted in accordance with the instructions of the FSD Pharma Securityholder on any ballot that may be called for;
   (b) where the FSD Pharma Securityholder specifies a choice in the proxy with respect to any matter to be acted upon, the FSD Pharma Securities represented by the proxy shall be voted accordingly, and
   (c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS

CONDITIONS

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by AGM Connect at 401 Bay Street, Suite 2704, Toronto, Ontario, M5H 2Y4, Fax Number: 416-222.4202, Email: voteproxy@agmconnect.com, not later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario, prior to the Meeting or any adjournment or adjournments thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.